SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Wakefield Alternative Series Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	700 Seventeenth Street, Suite 2400, Denver, Colorado 80202

TELEPHONE NUMBER:	(303) 226-1359

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/ Yes	/ / No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Denver and State of Colorado on this 3rd day of October, 2011.

ATTEST:	Wakefield Alternative Series Trust

/s/ Michael B. Egan II	/s/ Patrick J. Kane
By: Michael B. Egan II, Secretary	By: Patrick J. Kane, Sole Trustee